UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 77377 / March 16, 2016

Admin. Proc. File No. 3-16525

In the Matter of

RKO RESOURCES, INC.
   (a/k/a SHAMIKA 2 GOLD, INC.)

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by RKO Resources, Inc. (a/k/a Shamika 2 Gold, Inc.),
and the Commission has not chosen to review the decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to RKO Resources, Inc. (a/k/a Shamika 2 Gold, Inc.).[2]
The order contained in that decision is hereby declared effective. The initial decision ordered
that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the
registered securities of RKO Resources, Inc. (a/k/a Shamika 2 Gold, Inc.), is revoked.

        For the Commission, by the Office of the General Counsel, pursuant to delegated
authority.

                                Brent J. Fields
                                Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *RKO Res., Inc. (a/k/a Shamika 2 Gold, Inc.),* Initial Decision Release No. 945 (Jan. 27,
2016), 113 SEC Docket 07, 2016 WL 316771. The Central Index Key number for RKO
Resources, Inc. (a/k/a Shamika 2 Gold, Inc.), is 1330323.

INITIAL DECISION RELEASE NO. 945
ADMINISTRATIVE PROCEEDING
File No. 3-16525

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of

RKO RESOURCES, INC. (a/k/a SHAMIKA 2 GOLD, INC.) : INITIAL DECISION
: January 27, 2016

APPEARANCES: Kevin P. O'Rourke and Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

David Bercusson, President, for Respondent RKO Resources, Inc. (a/k/a Shamika 2 Gold, Inc.)[1]

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of RKO Resources, Inc. (a/k/a Shamika 2 Gold, Inc.) (RKO). The revocation is based on RKO's failure to file required periodic reports with the Securities and Exchange Commission.

I. INTRODUCTION

A. Procedural Background

The Commission initiated this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on May 5, 2015. An Initial Decision was issued on May 26, 2015. *A.B. Watley Grp., Inc.*, Initial Decision Release No. 798, 2015 SEC LEXIS 2100 (A.L.J. May 26, 2015). Thereafter, the Commission vacated the Initial Decision as to RKO and remanded the case for further proceedings. *RKO Res., Inc.*, Exchange Act Release No. 75765, 2015 SEC LEXIS 3540 (Aug. 26, 2015). At an October 2, 2015, prehearing conference, the Division of Enforcement requested leave to file a motion for summary disposition. Leave was granted, pursuant to 17 C.F.R. § 201.250(a); the due dates for the motion for summary disposition, opposition, and reply were October 23, November 13, and November 20,

[1] Peter Campitiello of Kane Kessler, P.C., appeared for Respondent at the October 2, 2015, prehearing conference.

2015, respectively. *RKO Res., Inc.*, Admin. Proc. Rulings Release No. 3191, 2015 SEC LEXIS 4041 (A.L.J. Oct. 2, 2015). The parties timely filed their pleadings.

This Initial Decision is based on the pleadings (including RKO's June 2015 Motion to Vacate Default Judgment) and the Commission's public official records concerning RKO, of which official notice is taken pursuant to 17 C.F.R. § 201.323. There is no genuine issue with regard to any material fact, and this proceeding may be resolved by summary disposition, pursuant to 17 C.F.R. § 201.250. Any other facts in RKO's pleadings have been taken as true, in light of the Division's burden of proof and pursuant to 17 C.F.R. § 201.250(a). All arguments and proposed findings and conclusions that are inconsistent with this decision were considered and rejected.

B. Allegations and Arguments of the Parties

The OIP alleges that RKO's securities are registered with the Commission pursuant to Section 12(g) of the Exchange Act and that RKO had not filed any required periodic reports since filing a report for the quarter ended September 30, 2012. RKO urges that its registration not be revoked. It represents that it will become current if its registration is not revoked. However, RKO does not consider it appropriate to spend its limited resources on becoming current while facing the possibility of revocation and consequent waste of the resources.

II. FINDINGS OF FACT

RKO (CIK No. 1330323)[2] is a Nevada corporation located in Saint-Laurent, Québec, Canada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Official notice. The Commission's public official records contained in EDGAR[3] show that RKO is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q on February 19, 2014, for the quarter ended September 30, 2012. The unaudited financial statements included in that Form 10-Q showed cash on hand of $149, total assets of $1,916, and current liabilities of $387,476. The financial statements showed a net loss of $3,712,606 since the company's January 13, 2010, inception.

In May 2015, RKO's former sole office and director and controlling stockholder, Henry Riedel, resigned from his positions and sold his controlling interest to David Bercusson, who then became president and sole director of RKO.[4] Opposition at Aff., pp-1-2; Motion to Vacate Default at Aff., pp. 1, 3. During Riedel's tenure, Bercusson believes, RKO lacked the resources necessary to file the required periodic reports. Motion to Vacate Default at Aff., p. 4. Bercusson contacted an auditor and discussed the costs and timing of auditing RKO's financial statements to resolve its

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[2] The CIK number is a unique identifier for each corporation in EDGAR. The user can retrieve filings of a corporation by using its CIK number.

[3] Reference to any required filings of RKO is supported by the Commission's public official records contained in EDGAR, of which official notice is taken pursuant to 17 C.F.R. § 201.323.

[4] Bercusson is a retired Chartered Accountant. RKO's June 15, 2015, Form 8-K.

deficient filings. Opposition at Aff., p. 2-3; Motion to Vacate Default at Aff., p. 4. RKO will cure any deficiencies and make all requisite filings, past and present, if its registration is not revoked. Opposition at Aff., p. 2; Motion to Vacate Default at Aff., p. 4. Bercusson and other RKO shareholders believe that revoking RKO's registration provides no benefit to RKO and makes it less likely for the company to succeed in the future. Motion to Vacate Default at Aff., p. 5.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, RKO violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

The Division requests that the registration of RKO's securities be revoked. In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006) (citing *Steadman v. SEC*, 603 F.2d 1126, 1139-40 (5th Cir. 1979)). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.*

The violations were serious in that failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); *accord e-Smart Techs., Inc.*, Exchange Act Release No. 50514, 2004 SEC LEXIS 2361, at *8-9 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." *e-Smart Techs., Inc.*, 2004 SEC LEXIS 2361, at *9 n.14.

RKO's violations are recurrent in that it has repeatedly failed to file periodic reports. RKO's effort to remedy its past violations and ensure future compliance consists of a promise to become current if, and only if, its registration is not revoked. However, "Compliance with [Exchange Act Section 13(a) and Rules 13a-1 and 13a-13] is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511,

2007 SEC LEXIS 1241 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1242 (June 6, 2007).   Further, RKO's parlous financial situation, as indicated by the September 30, 2012, unaudited financial statements and Bercusson's own belief, bodes ill for future compliance.

Regarding the negative impact of revocation on current investors, while both current and prospective investors are harmed by the lack of current, accurate financial information about an issuer, the interests of existing investors must not take precedence over those of prospective investors. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *XX (Jan. 21, 2009); *America's Sports Voice*, 2007 SEC LEXIS 1241, at *17 n.23; *Gateway Int'l Holdings, Inc.*, 2006 SEC LEXIS 1288, at *19-20 n.26.

In sum, revocation accords with Commission sanction considerations set forth in *Gateway Int'l Holdings, Inc.*, 2006 SEC LEXIS 1288, at *19-20, and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. *See Cobalis Corp.*, Exchange Act Release No. 64813, 2011 SEC LEXIS 2313 (July 6, 2011); *Nature's Sunshine Prods., Inc.*, 2009 SEC LEXIS 81; *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197 (May 23, 2008); *America's Sports Voice, Inc.*, 2007 SEC LEXIS 1241; *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534 (July 5, 2006). RKO's violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the REGISTRATION of the registered securities of RKO Resources, Inc. (a/k/a Shamika 2 Gold, Inc.), IS REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Carol Fox Foelak
Administrative Law Judge